Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in millions except ratios)	2016	2015	2014	2013	2012
Income (Loss) from continuing operations before income taxes (a)	$(2,868)	$(2,099)	$(261)	$(207)	$(339)
Fixed charges:
Interest expense (b)	506	474	507	524	492
Capitalized Interest	1	1	5	4	10
Interest factor portion of rentals (c)	86	114	132	131	111
Total fixed charges	593	589	644	659	613
Less: Capitalized Interest	(1)	(1)	(5)	(4)	(10)
Earnings (loss) before income taxes and fixed charges	$(2,276)	$(1,511)	$378	$448	$264
Ratio of earnings to fixed charges (d)	—	—	—	—	—

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)
For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $2.9 billion, $2.1 billion, $266 million, $211 million and $349 million, respectively.